Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of BJ’s Restaurants, Inc. for the registration of (i) $75,000,000 of common stock, preferred stock, depository shares, debt securities, warrants and units and (ii) 3,801,730 shares of common stock and to the incorporation by reference therein of our reports dated March 4, 2009, with respect to the consolidated financial statements of BJ’s Restaurants, Inc., and the effectiveness of internal control over financial reporting of BJ’s Restaurants, Inc, included and incorporated by reference in its Annual Report (Form 10-K) for the year ended December 30, 2008 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

January 5, 2010